Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED
2005 DEC 19 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013330

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, December 13th,2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of November 30th, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

dlw 12/19

FERREYROS S.A.A. 20051213 10:11:43 GFACP113

RELACION DE ACCIONISTAS Pag. 1

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - CARTADM	31,716,854	1.1000	13.107221
2	R	20170124449	NV -CARTADM	26,295,488	1.1000	10.866802
3	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	23,065,459	1.1000	9.531969
4	R	20143980821	HO - CARTADM	21,094,249	1.1000	8.717352
5	R	20142829551	PR - CARTADM	15,664,418	1.1000	6.473435
6	X	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464011
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919879
8	R	20100228352	CORPORACION CERVESUR S.A.A.	9,507,548	1.1000	3.929064
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	9,313,219	1.1000	3.848756
10	R	20171049262	INVERSIONES VARESLI S.A.	8,592,543	1.1000	3.550931
11	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996596
13	R	20111691631	GONDOMAR S.A.	6,293,447	1.1000	2.600813
14	R	20215376916	BUSLETT S.A.	4,864,264	1.1000	2.010193
15	*	021015391	DUCKTOWN HOLDINGS S.A.	4,835,000	1.1000	1.998099
16	*	021009695	ATLANTIC SECURITY BANK	3,407,085	1.1000	1.408003
17	R	90510398158	RI - CARTADM	2,010,300	1.1000	0.830771
18	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816514
19	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737495
20	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,608,184	1.1000	0.664594
21	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535577

Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, December 13th,2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

We hereby inform to you that today we have received from Cavali a Report of Changes in Title ownership in the Pension Funds Administrators. Therefore, the shareholders with more than the 5% of the social capital are the following:

	Identification Number	Nacionality	Participation
IN-FONDO 2	RUC 92157036794	Peruana	12.80%
NV- FONDO 2	RUC 92170124449	Peruana	10.71%
LA POSITIVA VIDA SEG.Y REASEG.S.A.	RUC 20454073143	Peruana	9.53%
HO-FONDO 2	RUC 92143980821	Peruana	8.64%
HORSESHOE BAY LIMITED	Otro 038013580	Extranjera	6.46%
PR-FONDO 2	RUC 92142829551	Peruana	5.76%

Faithfully yours

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

Dear Sirs:

We hereby inform to you that today we have received from Cavali a Report of Changes in Title ownership in the Pension Funds Administrators. Therefore, the shareholders with more than the 5% of the social capital are the following:

Identification Number	Nacionality	Participation

Sincerely yours,